                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 2)

                  Under the Securities Exchange Act of 1934


                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.
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                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)


                                   232503 102
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                                 (CUSIP Number)


                                Michael J. Smith
     Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
                         Telephone 011 (43) 1 24025 102
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 30, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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CUSIP NO.  232503 102
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    MFC BANCORP LTD.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    00

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    YUKON TERRITORY, CANADA

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                7   SOLE VOTING POWER
  NUMBER OF
                           0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                           0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                           0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                           0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

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14   TYPE OF REPORTING PERSON (See Instructions)

     CO

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                                       2


This Amendment No. 2 to Schedule 13D (the "Schedule 13D/A") amends the Schedule 13D/A of MFC Bancorp Ltd. ("MFC") dated December 12, 2001 to update information under Item 3.

ITEM 1. SECURITY AND ISSUER.

This Statement relates to shares of common stock, par value $0.01 per share ("Shares") of Cybernet Internet Services International, Inc. (the "Company").

The principal executive offices of the Company are located at 1620 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC. MFC operates in the financial services segment and has an address at Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria. See Item 6 on page 2 of this Schedule 13D/A for the jurisdiction of organization of MFC.

The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of MFC.

------------------------------------------------------------------------------------------------------------------------
            NAME                         RESIDENCE OR                           PRINCIPAL                CITIZENSHIP
                                       BUSINESS ADDRESS                         OCCUPATION
------------------------------------------------------------------------------------------------------------------------
Michael J. Smith              Floor 21, Millennium Tower,             Director, President and Chief        British
                              Handelskai 94-96, A-1200, Vienna,       Executive Officer of MFC
                              Austria
------------------------------------------------------------------------------------------------------------------------
Sok Chu Kim                   1071 - 59 Namhyun-Dong,                 Director of Korea                    Korean
                              Gwanak-Kn, Seoul, Korea                 Liberalization Fund Ltd.
------------------------------------------------------------------------------------------------------------------------
Oq-Hyun Chin                  3,4 Floor, Kyung Am Bldg., 831-28       Business Advisor, The Art
                              Yeoksam-Dong, Kangnam-Ku, Seoul,        Group Architects & Engineers         Korean
                              Korea                                   Ltd.
------------------------------------------------------------------------------------------------------------------------
Dr. Stefan Feuerstein         Charlottenstrasse 59,                   Director and President of MFC        German
                              D-10117 Berlin, Germany                 Capital Partners AG
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Silke Brossmann               Sudetenstrasse 3, D-63110 Rodgau,       Consultant                           German
                              Germany
------------------------------------------------------------------------------------------------------------------------
Roy Zanatta                   Suite 1620 - 400 Burrard Street,        Secretary of MFC                    Canadian
                              Vancouver, British Columbia,
                              Canada, V6C 3A6
------------------------------------------------------------------------------------------------------------------------
Claudio Morandi               Kasernenstrasse 1, 9100 Herisau,        Managing Director, MFC                Swiss
                              Switzerland                             Merchant Bank S.A.
------------------------------------------------------------------------------------------------------------------------
John Musacchio                507 Lakewood Drive,                     Vice-President, MFC                 American
                              Monroeville, Pennsylvania
                              USA  15146
------------------------------------------------------------------------------------------------------------------------

During the last five years, neither MFC nor, to its knowledge, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 2, 2001, MFC, Holger Timm and Ventegis Capital AG ("Ventegis"), and Consors Bank AG (the "Depositary") entered into an agreement (the "Agreement") dated for reference October 29, 2001 pursuant to which MFC was granted voting rights for the term of the Agreement with respect to 6,872,796 Shares deposited by Holger Timm and Ventegis with the Depositary. The Agreement is filed as
Exhibit 1 to the Schedule 13D/A dated December 12, 2001 and is incorporated herein by reference. On March 24, 2003 MFC advised the parties to the Agreement that MFC is terminating the Agreement at the end of April, 2003, being the end of the initial term of the Agreement. As a result, MFC no longer has any voting rights with respect to the 6,872,796 Shares deposited by Holger Timm and Ventegis.

ITEM 4. PURPOSE OF TRANSACTION.

Except as otherwise disclosed, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have the intention of acquiring beneficial ownership over additional Shares, although MFC reserves the right to make additional purchases on the open market, in private transactions and from treasury.

As part of MFC's ongoing review of its interest in the Shares, MFC is currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of securities of the Company or the subsequent disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) material change in the present capitalization of the Company; (e) other material changes in the Company's business or corporate structure; or (f) actions similar to any of those enumerated above. There is no assurance that MFC will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which MFC may pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the securities of the Company, the financial condition, results of operations and prospect of the Company and general economic, financial market and industry conditions.

Except as otherwise disclosed above, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a) - (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As a result of the termination of the Agreement, MFC no longer has the sole power to direct the vote of, and accordingly no longer has beneficial ownership of, in aggregate 6,872,796 Shares, representing approximately 25.9% of the Company's issued and outstanding Shares.

To the knowledge of MFC, none of its directors or executive officers have any power to vote or dispose of any Shares of the Company, nor did they, or MFC, effect any transactions in such Shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition, the right of first refusal granted to MFC pursuant to and for the term of the Agreement to purchase all, but not less than all, of any Shares which Holger Timm and/or Ventegis propose to sell to an arm's length purchaser has also been terminated as a result of the termination of the Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

N/A


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                                       5


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        MFC BANCORP LTD.


                                        By: /s/ Roy Zanatta
                                            ------------------------------------
                                            (Signature)

                                            Roy Zanatta, Secretary
                                            ------------------------------------
                                            (Name and Title)

                                            May 2, 2003
                                            ------------------------------------
                                            (Date)